Exhibit 99.1

PRESS RELEASE

TotalEnergies confirms the third interim dividend of

€0.85/share for fiscal year 2025,

an increase of 7.6% compared to 2024

Paris, October 30, 2025 - The Board of Directors, meeting on October 29, 2025 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, decided the distribution of a third interim dividend of 0.85€/share for fiscal year 2025, an increase of 7.6% compared to the three interim dividends paid for fiscal year 2024 and identical to the final dividend for fiscal year 2024 and to the first and second interim dividends for fiscal year 2025. This increase is in line with the shareholder return policy for the year 2025 as announced by the Board of Directors in February 2025.

This interim dividend will be detached and paid exclusively in cash, according to the following timetable:

	Euronext	NYSE[1]
Ex-dividend date	March 31, 2026	March 31, 2026
Payment in cash[2]	April 2, 2026	April 23, 2026

Progress of the project to transform ADRs into ordinary shares

The Board of Directors approved, during its meeting held on September 24, 2025, the project to convert American Depositary Receipts (ADRs) into ordinary shares listed on the New York Stock Exchange (NYSE).

The Company has launched today the termination of the deposit agreement between TotalEnergies, JP Morgan Chase Bank, N.A. (the depositary), and the ADR holders governing the ADR program. ADR holders will shortly receive a notice from the depositary. Upon termination of the deposit agreement, each outstanding ADR will be cancelled and an ordinary share listed on the NYSE will be delivered. The conversion of the ADRs into ordinary shares listed on the NYSE is expected to become effective from December 8, 2025.

This operation will have no impact on holders of ordinary shares listed on Euronext Paris, which will remain the introductory market for TotalEnergies shares.

Furthermore, the second interim dividend of 0.85 €/share for fiscal year 2025, decided by the Board of Directors during its meeting held on July 23, 2025, with an ex-dividend date of December 31, 2025, will be paid in cash in USD3 for the ordinary shares listed on the NYSE on January 23, 2026 (on the same date as previously announced for the ADRs).

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Contacts TotalEnergies

Relations Media : +33 (0)1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 | ir@totalenergies.com

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1 Dates applicable for ordinary shares to be listed on the NYSE, subject to the completion of the conversion of ADRs into ordinary shares prior to the ex-dividend date of March 31, 2026, or for ADRs in the event that the conversion of ADRs into ordinary shares has not been completed by that date.

2 In the event that the conversion of ADRs into ordinary shares is completed before March 31, 2026, the dividend will be paid in U.S. dollars for the shares to be listed on the NYSE. The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published at 2:00 p.m. (Paris time) on April 16, 2026. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/fr/actionnaires/action-et-dividende/dividende). To ensure orderly dividend payment across both markets, a transfer freeze period between the two markets will be in effect from March 30, 2026 at 3:00 p.m. (New-York time) until the opening of the Euronext market on April 2, 2026

3 Subject to the completion of the conversion of ADRs into ordinary shares prior to the ex-dividend date of December 31, 2025. The applicable EUR/USD exchange rate will be the WM/Refinitiv Intra-Day spot rate published by Refinitiv at 2:00 p.m. (Paris time) on January 15, 2026. The amount of the interim dividend in USD will be made available on the TotalEnergies website (https://totalenergies.com/fr/actionnaires/action-et-dividende/dividende).

To ensure an orderly dividend payment across both markets, the transfer of shares between the two markets will be frozen from December 30, 2025 at 3:00 p.m. (New-York time) until the opening of the Euronext market on January 5, 2026.

The same ex-dividend and payment dates would apply to ADRs in the event that the conversion into ordinary shares has not been completed by that date.

Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document contains forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to (i) expectations regarding returns to stockholders, including with respect to future dividends, (ii) the contemplated conversion of the ADRs into ordinary shares, including the termination of the ADR program in connection therewith, (iii) the contemplated listing of TotalEnergies’ ordinary shares on the NYSE, (iv) the contemplated structure to support the trading of TotalEnergies ordinary shares on the NYSE, and (v) the anticipated payment of dividends to owners of ordinary shares registered on the U.S. register in U.S. dollars and the timetable relating to such dividends. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives, or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the risk factors described from time to time in the Company’s regulatory filings, including its Universal Registration Document filed with the French Autorité des Marchés Financiers, its Annual Report on Form 20 F filed with the United States Securities and Exchange Commission (“SEC”) and its other reports filed or furnished with the SEC.

The initial and continued listing of ordinary shares on the NYSE, as well as the contemplated structure to support such listing, remain at the discretion of TotalEnergies’ management, subject to compliance with applicable law and the rules in force on the NYSE, and the implementation and maintenance of the contemplated structure to support such listing. Such contemplated listing and contemplated structure rely on, and may be impacted by changes in, among other things, (i) the final confirmation by the NYSE of the Company’s technical application to list its ordinary shares, and (ii) the establishment and maintenance of the contemplated structure to support the listing of ordinary shares on the NYSE, including (a) the eligibility of the ordinary shares for clearance and holding in the DTC system, and (b) the continued involvement of certain other intermediaries, including but not limited to a U.S. transfer agent and a French registered intermediary (intermédiaire inscrit), as well the continued ability of the Company to benefit from the provisions of French law applicable to registered intermediaries. The failure of any such intermediaries may prevent the listing from being implemented as contemplated, or at all, or may impact the eligibility of the ordinary shares for continued deposit and continued listing on the NYSE.

Future interim or final annual dividends payments beyond the interim dividend payable on April 2, 2026 (or April 23, 2026 for holders on the U.S. register) have not yet, respectively, been decided by the Board of Directors or approved by shareholders at a General Meeting. Management’s expectations with respect to such future dividends are “forward-looking statements” and are non-binding. The Board of Directors retains full discretion to decide to distribute an interim dividend and to set the amount and date of the distribution and decide on the dividend to be submitted for approval by shareholders at a General Meeting, based on a number of factors, including TotalEnergies’ financial results, balance sheet strength, cash and liquidity requirements, future prospects, commodity prices, and other factors deemed relevant by the Board. Moreover, the payment of dividends to owners of the ordinary shares held on the U.S. register in U.S. dollars and the timetable for such payments will depend on, among other things, the ability to pay such dividend in U.S. dollars in compliance with applicable law and securities exchange rules in effect, the maintenance of the structure necessary to distribute such dividends in U.S. dollars, including through French and U.S. paying agents or other intermediaries, the timely processing of distributions through such structure, and declaration of an ex-dividend date by each of the relevant exchanges that corresponds to the expectations of the Company.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document.

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov. U.S. Investors are reminded that we are a French Societas Europaea and therefore the rights of our shareholders under French law, including to participate in shareholder meetings, to propose resolutions at shareholder meetings, voting rights and rights to dividends, and the responsibilities of members of our Board differ from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. Société Générale will act in France as registered intermediary (intermédiaire inscrit) for the account of the owners of the Company’s ordinary shares registered on the U.S. register in accordance with Articles L. 228.1 et seq. of the French commercial code, and such provisions may result in differences in the exercise of shareholder rights compared to the expectations of U.S. investors. In the performance of its duties, our Board is required by French law to consider the interests of the Company, its shareholders, its employees, and other stakeholders, in all cases with due consideration to the principles of reasonableness and fairness. It is possible that some of these parties could have interests that are different from, or in addition to, your interests as a shareholder.

This communication does not constitute or form part of, and should not be construed as constituting or forming part of, any offer to sell or issue, any invitation to make an investment in, or any solicitation of any offer to purchase or subscribe for, securities of TotalEnergies.